SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                        (Amendment No. )*




          World Wrestling Federation Entertainment, Inc.
                        (Name of Issuer)

         Class A Common Stock, $0.01 Par Value Per Share
                 (Title of Class of Securities)

                              98156Q108
                         (CUSIP Number)

                          July 28, 2000
     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                    / / Rule 13d-1(b)
                    /X/ Rule 13d-(c)
                    / /Rule 3d-1(d)

CUSIP NO.  98156Q108

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Viacom Inc.
     I.R.S. Identification No. 04-2949533
-----------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------
/  / (b)
-----------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------
(4)  Citizenship or Place of Organization      Delaware
-----------------------------------------------------------
Number of      (5)  Sole Voting Power           0
  Shares	-------------------------------------------
Beneficially   (6)  Shared Voting Power         2,307,692
 Owned by	-------------------------------------------
   Each        (7)  Sole Dispositive Power      0
Reporting	-------------------------------------------
Person With    (8)  Shared Dispositive Power    2,307,692
-----------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
                              2,307,692
-----------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)
-----------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              14.3%
-----------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
-----------------------------------------------------------

CUSIP NO.  98156Q108

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     SUMNER M. REDSTONE
     S.S. No.
-----------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------
/  / (b)
-----------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------
(4)  Citizenship or Place of Organization    United States
-----------------------------------------------------------
Number of      (5)  Sole Voting Power           0
  Shares	-------------------------------------------
Beneficially   (6)  Shared Voting Power         2,307,692
 Owned by	-------------------------------------------
   Each        (7)  Sole Dispositive Power      0
Reporting	-------------------------------------------
Person With    (8)  Shared Dispositive Power    2,307,692
-----------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
                            2,307,692
-----------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              14.3%
-----------------------------------------------------------
(12) Type of Reporting Person (See Instructions)      IN
-----------------------------------------------------------

Item 1.   Identity of Issuer
	  -------------------

           This Statement on Schedule 13G is filed by the undersigned with respect to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of World Wrestling Federation Entertainment, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1241 East Main Street, Stamford, CT 06902.



Item 2.   Identity of Reporting Persons and Background
	  --------------------------------------------

           This Statement is filed on behalf of Viacom Inc., a Delaware corporation ("VI") with a principal address of 1515
Broadway, New York, New York 10036, NAIRI, Inc., a Delaware corporation ("NAIRI") with a principal address of 200 Elm Street, Dedham, MA 02026, National Amusements, Inc., a Maryland corporation ("NAI") with a principal address of 200 Elm Street, Dedham, MA 02026, and Mr. Sumner M. Redstone (collectively, the "Reporting Persons").

           Approximately 68% of VI's voting stock is owned by NAIRI, which in turn is owned 100% by NAI; Mr. Sumner M. Redstone is the controlling shareholder, Chairman and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman and Chief Executive Officer of VI.



Item 3. If this Statement is filed pursuant to ss.240.13d-1(c) check this box /X/.



Item 4.   Ownership.
	  ---------

           Each of VI, NAIRI, NAI and Mr. Sumner M. Redstone beneficially own the two million three hundred seven thousand six hundred ninety two (2,307,692) shares of Class A Common Stock reported hereunder, representing approximately 14.3% of the outstanding shares of Class A Common Stock, but less than five percent of all of the Issuer's outstanding equity.

     Due to the relationship of the Reporting Person described in
Item 2 hereof, each of the Reporting Persons may be deemed to share with each of the other Reporting Persons power (i) to vote or direct the vote and (ii) to dispose or to direct the disposition of the shares of Common Stock covered by this Statement.

Item 5.   Ownership of Five Percent or Less of a Class.
	  --------------------------------------------

          Not Applicable



Item 6.   Ownership of Five Percent on Behalf of Another Person.
	  -----------------------------------------------------

          See Items 2 and 4 hereof



Item 7.   Identification and Classification of the Subsidiary
	  Which Acquired the Security Being Reported on By
	  the Parent Holding Company.
	  ---------------------------------------------------

          Not Applicable



Item 8.   Identification and Classification of Members of the Group.
	  ---------------------------------------------------------

          Not Applicable



Item 9.   Notice of Dissolution of Group.
	  ------------------------------

          Not Applicable

Item 10   Certifications.
	  ----------------

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), we agree that this statement is filed on behalf of each of us.


Date:  July 28, 2000

                              VIACOM INC.


                              By:  /s/ Michael D. Fricklas
				 ---------------------------
                                   Michael D. Fricklas
                                   Executive Vice President,
                                   General Counsel and Secretary


                              NAIRI, INC.


                              By:  /s/ Sumner M. Redstone
				 -------------------------
	                           Sumner M. Redstone
                                   Chairman and President

                              NATIONAL AMUSEMENTS, INC.


                              By:  /s/ Sumner M. Redstone
				   -------------------------
                                   Sumner M. Redstone
                                   Chairman and
                                   Chief Executive Officer



                              By:  /s/ Sumner M. Redstone
				   -----------------------
                                   Sumner M. Redstone,
                                   Individually